

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2015

<u>Via E-mail</u>
Karen J. Dearing
Executive Vice President, Chief Financial
Officer, Treasurer and Secretary
Sun Communities, Inc.
27777 Franklin Road, Suite 200
Southfield, MI 48034

  Re: Sun Communities, Inc.
    Form 10-K for the Year Ended December 31, 2014
    Filed March 2, 2015
    File No. 1-12616

Dear Ms. Dearing:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Daniel L. Gordon

      Daniel L. Gordon
      Senior Assistant Chief Accountant